

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2020

Arman Tabatabaei
Chief Executive Officer and Chief Financial Officer
Cannabis Global, Inc.
520 S Grand Avenue, Suite 320
Los Angeles, CA 90071

>   **Re: Cannabis Global, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 5, 2020**
>   **File No. 333-238974**

Dear Mr. Tabatabaei:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Tad Mailander, Esq.